UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

------------------------------------------------------------------------------

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                              TRONOX INCORPORATED
                              -------------------
                               (Name of Issuer)


                Class B Common Stock, $0.01 par value per share
                -----------------------------------------------
                        (Title of Class of Securities)


                                   897051207
                                   ---------
                                (CUSIP Number)


                               December 31, 2007
                               -----------------
            (Date of Event which Requires Filing of this Statement)


Check  the  appropriate  box to  designate  the rule  pursuant  to which  this
Schedule is filed:

                               |X| Rule 13d-1(b)

                               | | Rule 13d-1(c)

                               | | Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following pages
                              Page 1 of 11 Pages
                            Exhibit Index: Page 10

                                 SCHEDULE 13G

CUSIP No.: 897051207                                         Page 2 of 11 Pages

................................................................................
1.        Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).


          MAGNETAR FINANCIAL LLC
................................................................................
2.        Check the Appropriate Box if a Member of a Group

          (a) [  ]

          (b) [  ]
................................................................................
3.        SEC Use Only
................................................................................
4.        Citizenship or Place of Organization

          Delaware
................................................................................
Number of Shares      5.       Sole Voting Power                  0
Beneficially Owned    .........................................................
by Each Reporting     6.       Shared Voting Power                0
Person With           .........................................................
                      7.       Sole Dispositive Power             0
                      .........................................................
                      8.       Shared Dispositive Power           0
................................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          0
................................................................................
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)

          [  ]
................................................................................
11.       Percent of Class Represented by Amount in Row (9)

          0% based on 22,889,431 shares outstanding as of October 31, 2007.
................................................................................
12.       Type of Reporting Person:

          IA;OO

                                 SCHEDULE 13G

CUSIP No.: 897051207                                         Page 3 of 11 Pages

................................................................................
1.        Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).


          MAGNETAR CAPITAL PARTNERS LP
................................................................................
2.        Check the Appropriate Box if a Member of a Group

          (a) [  ]

          (b) [  ]
................................................................................
3.        SEC Use Only
................................................................................
4.        Citizenship or Place of Organization

          Delaware
................................................................................
Number of Shares      5.       Sole Voting Power                  0
Beneficially Owned    .........................................................
by Each Reporting     6.       Shared Voting Power                0
Person With           .........................................................
                      7.       Sole Dispositive Power             0
                      .........................................................
                      8.       Shared Dispositive Power           0
................................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          0
................................................................................
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)

          [  ]
................................................................................
11.       Percent of Class Represented by Amount in Row (9)

          0% based on 22,889,431 shares outstanding as of October 31, 2007.
................................................................................
12.       Type of Reporting Person:

          HC;OO

                                 SCHEDULE 13G

CUSIP No.: 897051207                                         Page 4 of 11 Pages

................................................................................
1.        Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).


          SUPERNOVA MANAGEMENT LLC
................................................................................
2.        Check the Appropriate Box if a Member of a Group

          (a) [  ]

          (b) [  ]
................................................................................
3.        SEC Use Only
................................................................................
4.        Citizenship or Place of Organization

          Delaware
................................................................................
Number of Shares      5.       Sole Voting Power                  0
Beneficially Owned    .........................................................
by Each Reporting     6.       Shared Voting Power                0
Person With           .........................................................
                      7.       Sole Dispositive Power             0
                      .........................................................
                      8.       Shared Dispositive Power           0
................................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          0
................................................................................
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)

          [  ]
................................................................................
11.       Percent of Class Represented by Amount in Row (9)

          0% based on 22,889,431 shares outstanding as of October 31, 2007.
................................................................................
12.       Type of Reporting Person:

          HC;OO

                                 SCHEDULE 13G

CUSIP No.: 897051207                                         Page 5 of 11 Pages

................................................................................
1.        Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).


          ALEC N. LITOWITZ
................................................................................
2.        Check the Appropriate Box if a Member of a Group

          (a) [  ]

          (b) [  ]
................................................................................
3.        SEC Use Only
................................................................................
4.        Citizenship or Place of Organization

          United States of America
................................................................................
Number of Shares      5.       Sole Voting Power                  0
Beneficially Owned    .........................................................
by Each Reporting     6.       Shared Voting Power                0
Person With           .........................................................
                      7.       Sole Dispositive Power             0
                      .........................................................
                      8.       Shared Dispositive Power           0
................................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          0
................................................................................
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)

          [  ]
................................................................................
11.       Percent of Class Represented by Amount in Row (9)

          0% based on 22,889,431 shares outstanding as of October 31, 2007.
................................................................................
12.       Type of Reporting Person:

          HC

                                                            Page 6 of 11 Pages

Item 1(a).  Name of Issuer:

            Tronox Incorporated (the "Issuer")

Item 1(b).  Address of Issuer's Principal Executive Offices:

            One Leadership Square, Suite 300, 211 N. Robinson Avenue, Oklahoma City, Oklahoma 73102

Item 2(a).  Name of Person Filing

            This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

            i) Magnetar Financial LLC ("Magnetar Financial")

            ii) Magnetar Capital Partners LP ("Magnetar Capital Partners");

            iii) Supernova Management LLC ("Supernova Management"); and

            iv) Alec N. Litowitz ("Mr. Litowitz").

            This Statement relates to Shares (as defined herein) held for the accounts of Magnetar Capital Master Fund, Ltd, a Cayman Islands exempted company ("Magnetar Capital Master Fund"). Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Magnetar Financial is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended. Magnetar Financial serves as investment adviser to Magnetar Capital Master Fund. In such capacity, Magnetar Financial exercises voting and investment power over the Shares held for the account of Magnetar Capital Master Fund. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz.

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            The address of the principal business office of each of Magnetar Financial, Magnetar Capital Partners, Supernova Management, and Mr. Litowitz is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

Item 2(c).  Citizenship:

            i)    Magnetar  Financial is a Delaware limited liability company;

            ii)   Magnetar Capital Partners is a Delaware limited partnership;

            iii)  Supernova   Management   is   a Delaware  limited  liability
                  company; and

            iv)   Mr.  Litowitz  is a citizen of the United States of America.

                                                            Page 7 of 11 Pages

Item 2(d).  Title of Class of Securities:

            Class B Common Stock, $0.01 par value per share (the "Shares")

Item 2(e).  CUSIP Number:

            897051207

Item 3.     If  This   Statement  is  Filed   Pursuant  to  ss.ss.240.13d-1(b)
            or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

            (a) [ ] Broker  or  dealer  registered  under  Section  15  of the
                    Exchange Act.
            (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.
            (c) [ ] Insurance  company  as defined in Section 3(a)(19) of  the
                    Exchange Act.
            (d) [ ] Investment  company  registered  under  Section 8  of  the
                    Investment Company Act.
            (e) [X] An   investment    adviser   in   accordance   with   Rule
                    13d-1(b)(1)(ii)(E);
            (f) [ ] An employee  benefit plan or endowment  fund in accordance with Rule 13d-1(b)(1)(ii)(F).
            (g) [ ] A parent  holding  company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
            (h) [ ] A savings  association  as defined in Section  3(b) of the
                    Federal Deposit Insurance Act.
            (i) [ ] A church plan that is excluded  from the  definition of an investment company under Section 3(c)(14) of the Investment Company Act.

Item 4.     Ownership:

Item 4(a)   Amount Beneficially Owned:

            As of December 31, 2007, each of Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to be the beneficial owner of the 0 Shares held for the account of Magnetar Capital Master Fund.

Item 4(b)   Percent of Class:

            The number of Shares of which each of Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to be the beneficial owner of 0% of the total number of Shares outstanding [(based upon information provided by the Issuer in its most recently filed Form 10-Q, there were approximately 22,889,431 shares outstanding as of October 31,
2007)].

Item 4(c) Number of Shares of which such person has:

Magnetar Financial:
-------------------

(i) Sole power to vote or direct the vote:                                   0

(ii) Shared power to vote or direct the vote:                                0

(iii) Sole power to dispose or direct the disposition of:                    0

(iv) Shared power to dispose or direct the disposition of:                   0

                                                            Page 8 of 11 Pages


Magnetar Capital Partners, Supernova Management, and Mr. Litowitz:
------------------------------------------------------------------

(i) Sole power to vote or direct the vote:                                   0

(ii) Shared power to vote or direct the vote:                                0

(iii) Sole power to dispose or direct the disposition of:                    0

(iv) Shared power to dispose or direct the disposition of:                   0

Item 5.     Ownership of Five Percent or Less of a Class:

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

            This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

            See disclosure in Item 2 hereof.

Item 8.     Identification and Classification of Members of the Group:

            This Item 8 is not applicable.

Item 9.     Notice of Dissolution of Group:

            This Item 9 is not applicable.

Item 10.    Certification:

            By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                            Page 9 of 11 Pages

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2008                  MAGNETAR FINANCIAL LLC

                                         By: Magnetar Capital Partners LP
                                                As Sole Member

                                     By:  /s/ Alec N. Litowitz
                                          -----------------------------
                                     Name:  Alec N. Litowitz
                                     Title: Manager  of  Supernova  Management
                                            LLC,   as   General   Partner   of
                                            Magnetar Capital Partners LP


Date: February 12, 2008                  MAGNETAR CAPITAL PARTNERS LP


                                     By:  /s/ Alec N. Litowitz
                                          -----------------------------
                                     Name:  Alec N. Litowitz
                                     Title: Manager  of  Supernova  Management
                                            LLC,   as   General   Partner   of
                                            Magnetar Capital Partners LP


Date: February 12, 2008                  SUPERNOVA MANAGEMENT LLC


                                         By:  /s/ Alec N. Litowitz
                                              --------------------
                                         Name:    Alec N. Litowitz
                                         Title:   Manager

Date: February 12, 2008                  ALEC N. LITOWITZ


                                         /s/ Alec N. Litowitz
                                         --------------------

                                                           Page 10 of 11 Pages

                                 EXHIBIT INDEX


Ex.                                                                   Page No.
---                                                                   --------

A.      Joint Filing Agreement, dated February 12, 2008 by and
        among Magnetar Financial LLC, Magnetar Capital Partners
        LP, Supernova Management LLC, and Alec N. Litowitz.......           11

                                                           Page 11 of 11 Pages

                                   EXHIBIT A

                            JOINT FILING AGREEMENT

      The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Tronox Incorporated dated as of February 12, 2008 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: February 12, 2008                 MAGNETAR FINANCIAL LLC

                                        By: Magnetar Capital Partners LP
                                               As Sole Member

                                     By:  /s/ Alec N. Litowitz
                                          -----------------------------
                                     Name:  Alec N. Litowitz
                                     Title: Manager  of  Supernova  Management
                                            LLC,   as   General   Partner   of
                                            Magnetar Capital Partners LP


Date: February 12, 2008                 MAGNETAR CAPITAL PARTNERS LP


                                     By:  /s/ Alec N. Litowitz
                                          -----------------------------
                                     Name:  Alec N. Litowitz
                                     Title: Manager  of  Supernova  Management
                                            LLC,   as   General   Partner   of
                                            Magnetar Capital Partners LP


Date: February 12, 2008                 SUPERNOVA MANAGEMENT LLC


                                        By:  /s/ Alec N. Litowitz
                                             --------------------
                                        Name:    Alec N. Litowitz
                                        Title:   Manager

Date: February 12, 2008                 ALEC N. LITOWITZ


                                        /s/ Alec N. Litowitz
                                        --------------------